

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 9, 2015

Ms. Grace He
Vice President of Finance
You on Demand Holdings, Inc.
375 Greenwich Street, Suite 516
New York, New York 10013

>   **Re: You on Demand Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 30, 2015**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>   **Filed August 13, 2015**
>   **File No. 001-35561**

Dear Ms. He:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Revenues, page 31
Gross loss, page 31

1.   We note the significant revenue increase related to your VOD business which you had acquired back in 2010. Please tell us and disclose the major factors which drove the significant 535% revenue increase in 2014 compared to 2013. We understand from page 6 that your core revenues are generated from both minimum guarantee payments and revenue sharing arrangements with your distribution partners as well as subscription or transactional fees from your subscribers.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Unaudited Consolidated Balance Sheets, page 5
(d) Concentration of Credit Risks, page 23

2.   Please include in a note to the financial statements what your billing terms are, if other than customary, and what conditions must be met prior to you being paid by your content distribution partners. Considering that most of your revenue year-to-date appeared to be included in your accounts receivable balance at June 30, 2015, it is unclear whether collectability of the related receivables is reasonably assured.

Gross profit/loss, page 30

3.   You attributed improvement in your gross profit, in part, to your "tight control of costs." In your 10-K, you attributed a decline in your content amortization costs to "shifts in your content strategy." Since your cost of revenue is largely comprised of the amortization of content licensing fees, which at a minimum is based on the proportionate value of total minimum license fees over the term of each license agreement, please tell us how you were able to reduce such costs based on tight cost controls or shifts in your content strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications